EXHIBIT 99.1

VERSO PAPER CORP. ANNOUNCES TERMINATION OF
EXCHANGE OFFERS AND CONSENT SOLICITATIONS

MEMPHIS, Tenn. (February 28, 2014) - Verso Paper Corp. (“Verso”) (NYSE:VRS) reported today that the previously announced exchange offers and consent solicitations of Verso Paper Holdings LLC and Verso Paper Inc. (collectively, the “Issuers”) with respect to their outstanding 8.75% Second Priority Senior Secured Notes due 2019 (the “Second Lien Notes”) and 11⅜% Senior Subordinated Notes due 2016 (the “Subordinated Notes”) expired pursuant to their terms at 5:00 p.m., New York City Time, on February 27, 2014. As of the expiration date, the minimum tender conditions for the exchange offers had not been satisfied. The Issuers have not accepted any of the Second Lien Notes or Subordinated Notes for exchange, and any notes tendered for exchange will be promptly returned to holders.

Prior to the expiration of the exchange offers, the Board of Directors of Verso and its representatives had engaged in a dialogue with certain holders purporting to beneficially own approximately 30.86% of the outstanding principal amount of the Second Lien Notes (the “Restricted Second Lien Noteholders”). In its efforts to be constructive and work toward exchange offer terms that would be mutually agreeable to all parties involved, Verso considered potential improvements to its initial offer in its discussions with the Restricted Second Lien Noteholders. These improvements included offering better terms on the exchange offer with respect to the exchange ratio, coupon on the New Second Lien Notes, and other terms that it believed would provide Second Lien Noteholders with a value that represented a substantial premium to the price of the notes prior to the launch of the exchange offers.

Nonetheless, the Restricted Second Lien Holders demonstrated an unwillingness to engage in constructive dialogue, despite the fact that, based on market quotations, the Second Lien Notes have already appreciated in value by approximately 80% (representing approximately $101 million in value creation to the Second Lien Noteholders) since the announcement of the proposed merger with NewPage Holdings Inc. (“NewPage”). The Restricted Second Lien Holders repeatedly demanded terms for the exchange offers that, Verso believes, would not have enabled Verso to consummate the exchange offers in a manner that satisfies the conditions to its previously announced Merger Agreement, dated January 3, 2014, by and among Verso, Verso Merger Sub Inc. and NewPage.

The communications from the Restricted Second Lien Holders further indicated that if Verso did not agree to effect the exchange offers substantially on the terms proposed by the Restricted Second Lien Holders, then the Restricted Second Lien Holders would immediately seek to disclose confidential information in order to enable them to trade freely in the Second Lien Notes and other securities of Verso. Given these facts, Verso questions the timing and content of the disclosure made this morning by the Restricted Second Lien Holders and questions whether they are interested in consummating an exchange offer or simply trading out of their securities at premium prices.

Verso continues to believe that the consummation of the exchange offers is in the best interests of all Verso stakeholders, including the holders of the Second Lien Notes and the Subordinated Notes. Consummation of the exchange offers would permit the merger with NewPage to be completed and would, Verso believes, deliver value to holders of Second Lien Notes and the Subordinated Notes substantially in excess of the value they would realize in the absence of the merger. Verso has notified NewPage of its failure to consummate the exchange offers and is exploring all options.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Verso

Verso Paper Corp. is a leading North American producer of coated papers, including coated groundwood and coated freesheet, and specialty products. Verso is headquartered in Memphis, Tennessee, and owns three paper mills located in Maine and Michigan. Verso's paper products are used primarily in media and marketing applications, including magazines, catalogs and commercial printing applications such as high-end advertising brochures, annual reports and direct-mail advertising. Additional information about Verso is available on its website atwww.versopaper.com.

Forward-Looking Statements

In this press release, all statements that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “project,” “plan,” “estimate,” “intend,” and similar expressions. Forward-looking statements are based on currently available business, economic, financial, and other information and reflect management's current beliefs, expectations, and views with respect to future developments and their potential effects on Verso. Actual results could vary materially depending on risks and uncertainties that may affect Verso and its business. For a discussion of such risks and uncertainties, please refer to Verso's filings with the Securities and Exchange Commission. Verso assumes no obligation to update any forward-looking statement made in this press release to reflect subsequent events or circumstances or actual outcomes.

Contact

Verso Paper Corp.
Robert P. Mundy
Senior Vice President and Chief Financial Officer

901-369-4128
robert.mundy@versopaper.com
www.versopaper.com

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